[Bell and Bell Aliant Logos]

For Immediate Release

Bell Canada and Bell Aliant complete exchange
of Bell Aliant Notes for Bell Canada Debentures

MONTRÉAL and HALIFAX, November 20, 2014 – Bell Canada and Bell Aliant Regional Communications, Limited Partnership today announced the completion of a previously announced transaction to exchange all Bell Aliant Medium Term and Floating Rate Medium Term Notes for Bell Canada Debentures having the same financial terms. Those terms include coupon, maturity and redemption price.

Specifically, the following Bell Canada Debentures, which are fully and unconditionally guaranteed by BCE Inc., were issued in exchange for the previously held Bell Aliant Notes:

•	Bell Canada 5.41% Debentures, Series M-32, due September 26, 2016 issued in exchange for Bell Aliant 5.41% Medium Term Notes, Series 2, due September 26, 2016

•	Bell Canada 5.52% Debentures, Series M-33, due February 26, 2019 issued in exchange for Bell Aliant 5.52% Medium Term Notes, Series 4, due February 26, 2019

•	Bell Canada 6.17% Debentures, Series M-34, due February 26, 2037 issued in exchange for Bell Aliant 6.17% Medium Term Notes, Series 5, due February 26, 2037

•	Bell Canada 4.37% Debentures, Series M-35, due September 13, 2017 issued in exchange for Bell Aliant 4.37% Medium Term Notes, Series 7, due September 13, 2017

•	Bell Canada 4.88% Debentures, Series M-36, due April 26, 2018 issued in exchange for Bell Aliant 4.88% Medium Term Notes, Series 8, due April 26, 2018

•	Bell Canada 3.54% Debentures, Series M-37, due June 12, 2020 issued in exchange for Bell Aliant 3.54% Medium Term Notes, Series 9, due June 12, 2020

•	Bell Canada Floating Rate Debentures, Series M-38, due April 22, 2016 issued in exchange for Bell Aliant Floating Rate Medium Term Notes, Series 10, due April 22, 2016

The note exchange transaction is part of Bell’s strategy to simplify its capital structure and enhance administrative efficiencies by concentrating public debt into a single issuer. As a result of the note exchange transaction, Bell Aliant and its guarantors have been discharged of their obligations under the Bell Aliant Notes and the related trust indenture.

About Bell Canada
Bell Canada provides consumers and business customers across the country with advanced communications services including Bell Fibe TV and Bell Satellite TV, Fibe Internet, 4G LTE wireless, home phone and business communications solutions. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

About Bell Aliant
Headquartered in Halifax, Bell Aliant serves customers in New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island with innovative information, communication and technology services including voice, data, Internet, video and value-added business solutions such as data security and cloud computing. Bell Aliant services in Atlantic Canada include FibreOP™ TV and Internet, Bell Satellite TV, and Home Phone. For more information, please visit BellAliant.net.

Media inquiries:

Bell Canada
Jean Charles Robillard
(514) 870-4739
jean—charles.robillard@bell.ca

Bell Aliant
Jennifer MacIsaac
(902) 225-3704
jennifer.macIsaac@bellaliant.ca

Investor inquiries:

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca